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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                           HEALTHEON/WEBMD CORPORATION
                           ---------------------------
                                (Name of Issuer)



                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    422209106
                                 --------------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  MAY 26, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                   Page 1 of 7

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CUSIP No. 422209106                                                  Page 2 of 7


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1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Quintiles Transnational Corp.
                  I.R.S. Employer Identification No.:  56-1714315

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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)      [ ]
                  (b)      [ ]

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3) SEC USE ONLY


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4) SOURCE OF FUNDS (See Instructions)
                                                                              OO

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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   OR 2(e)
                                                                             [ ]
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6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            North Carolina

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                           7)  SOLE VOTING POWER
NUMBER OF                                                             35,000,000
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                                     -0-
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                                35,000,000
WITH:                      -----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                                             -0-

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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      35,000,000

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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [ ]

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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                        16.1%(1)

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14) TYPE OF REPORTING PERSON (See Instructions)
                                                                             CO
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------------------------

(1) Calculated based on (i) 182,104,643 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Healtheon/WebMD Corporation (the "Issuer") outstanding on April 28, 2000, as reported on the Issuer's Form 10-Q for the period ended March 31, 2000, and (ii) 35,000,000 shares of Common Stock issued pursuant to the Merger Agreement (as hereinafter defined).

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CUSIP No. 422209106                                                  Page 3 of 7


ITEM 1.    SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 400 The Lenox Building, 3399 Peachtree Road NE, Atlanta, Georgia 30326.

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the entity filing this report is Quintiles Transnational Corp., a North Carolina corporation ("Quintiles"), whose principal offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. Quintiles provides integrated product development, commercial development and other services to the pharmaceutical, biotechnology, medical device and healthcare industries.

         During the last five years, neither Quintiles nor any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Quintiles or any of its executive officers or directors been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Please see Schedule I for information pertaining to Quintiles' executive officers and directors.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The shares of Common Stock beneficially owned by Quintiles were acquired on May 26, 2000 pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 22, 2000, by and among the Issuer, Pine Merger Corp., Envoy Corporation, Quintiles and QFinance, Inc. Pursuant to the Merger Agreement, Quintiles sold its electronic data interchange subsidiary, Envoy Corporation, to the Issuer and issued a warrant to the Issuer to purchase up to 10 million shares of Quintiles common stock, par value $0.01 per share, at $40 per share exercisable for four years. Quintiles and the Issuer also entered into agreements relating to ownership of data rights and internet development. The consideration paid by the Issuer to Quintiles in this transaction included $400 million in cash and the transfer of 35 million shares of the Issuer's common stock to Quintiles.

ITEM 4.  PURPOSE OF TRANSACTION

         On January 22, 2000, the Issuer, Pine Merger Corp. (a wholly-owned subsidiary of the Issuer), Envoy Corporation (a wholly-owned subsidiary of Quintiles prior to the consummation of the transactions described in the Merger Agreement), Quintiles and QFinance, Inc. (a wholly-owned subsidiary of Quintiles) entered into the Merger Agreement. Under the Merger Agreement, on May 26, 2000, Envoy Corporation merged with and into Pine Merger Corp., and became a wholly-owned subsidiary of the Issuer (the "Merger"). Quintiles received 35 million shares of the Issuer's common stock and $400 million cash as the consideration for the Merger and issued a warrant to the Issuer to purchase up to 10 million shares of Quintiles common stock, par value $0.01 per share, at $40 per share exercisable for four years. The Merger Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing summary of the Merger is not intended to be complete and is qualified in its entirety by reference to such exhibit. Quintiles and the Issuer also entered into agreements relating to ownership of data rights and internet development in connection with the Merger.

         In addition, Dennis B. Gillings, Quintiles' Chairman and Chief Executive Officer, was named a member of the Issuer's Board of Directors on May 30, 2000.


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CUSIP No. 422209106                                                  Page 4 of 7


         Quintiles acquired beneficial ownership of the shares for the purpose of investment. Quintiles has no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above, neither Quintiles, nor to the best of its knowledge, any executive officer or director of Quintiles, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer or a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D. In addition, the number of shares as to which Quintiles has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 2 of this Schedule 13D. Quintiles acquired all of the shares reported on this Schedule 13D on May 26, 2000 as a result of the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         Agreement and Plan of Merger, dated as of January 22, 2000, among Healtheon/WebMD Corporation, Pine Merger Corp., Envoy
                  Corporation, Quintiles Transnational Corp. and QFinance, Inc.
                  (incorporated by reference from Exhibit 2.01 of Quintiles'
                  Current Report on Form 8-K, dated January 25, 2000, filed with the Securities and Exchange Commission).


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CUSIP No. 422209106                                                  Page 5 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2000

                                                QUINTILES TRANSNATIONAL CORP.

                                                By: /s/  John S. Russell
                                                    ----------------------------
                                                Name:    John S. Russell
                                                Title:   Senior Vice President
                                                         and General Counsel


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CUSIP No. 422209106                                                  Page 6 of 7


                                   SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF QUINTILES TRANSNATIONAL CORP.


         The name and principal occupation of each executive officer and director of Quintiles Transnational Corp. ("Quintiles") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Quintiles. The business address of each person is c/o Quintiles 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. With the exception of Dennis B. Gillings, who has joint citizenship between the United Kingdom and the United States of America and E.G.F. Brown, who is a citizen of the United Kingdom, each of the persons listed in Schedule I is a citizen of the United States of America.

Name                                Present Principal Occupation
----                                ----------------------------

Dennis B. Gillings, Ph.D            Chairman of the Board of Directors and Chief
                                    Executive Officer

James L. Bierman                    Chief Financial Officer

Robert C. Bishop, Ph.D              Director
                                    Chairman of the Board of AutoImmune, Inc., a biotechnology company

E.G.F. Brown                        Director
                                    Chairman - Mainland Europe of Tibbett &
                                    Britten Group plc

Vaughn D. Bryson                    Director
                                    President of Life Science Advisors, LLC, a biopharmaceutical and medical device consulting firm

Santo J. Costa                      Vice Chairman and Director

Chester W. Douglass, Ph.D.          Director
                                    Professor and Chairman of the Department of Oral Health Policy and Epidemiology, School of Dental Medicine, Harvard University

Arthur M. Pappas                    Director
                                    Chairman and Chief Executive Officer of A.M.
                                    Pappas & Associates, LLC, an international management and consulting services company

John S. Russell                     Senior Vice President and General Counsel

Eric J. Topol, M.D                  Director
                                    Chairman of the Department of Cardiology and Co-director of the Heart Center at The
                                    Cleveland Clinic Foundation, and Director of
                                    Joseph J. Jacobs Center for Thrombosis &
                                    Vascular Biology


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CUSIP No. 422209106                                                  Page 7 of 7


Name                                Present Principal Occupation
----                                ----------------------------

Virginia V. Weldon, M.D             Director